EXHIBIT 99.1

Brookfield Corporation Completes Annual Filings

BROOKFIELD, NEWS, April 06, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced that it has filed its 2022 annual materials on Form 40-F, including its audited financial statements and management’s discussion and analysis for the year ended December 31, 2022, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hardcopy will be provided to shareholders free of charge upon request.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Sebastien Bouchard Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com